[Letterhead]

February 4, 2008

Ms Amanda McManus
Branch Chief
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:       Your Way Holding Corp. (the Company)
Form SB-2 Registration Statement
File Number: 333-147978

Dear Ms. McManus;

This is in response to your January 30, 2008 comment letter to the Company.

General

1. We have added language in several places, including the cover page of the prospectus, to clarify that the Company plans to apply to have our common stock listed for quotation on the Over-the-Counter Bulletin Board. Please be advised that the shares will be priced initially by the market makers at $0.25 per share, which was the most recent price paid for the shares. However, once the shares begin to trade, the prices at which the selling shareholders may sell the shares will be determined by the prevailing market price for the shares at the time of sale.

The Company has noted the comments by the Staff in the closing section. If you have any additional questions, do not hesitate to contact the undersigned at (303)793-0304. For accounting comments, please contact Mr. Ronald Chadwick at (303) 306-1967.

                DAVID WAGNER & ASSOCIATES, P.C.

                /s/ David Wagner
                David Wagner